Filed Pursuant to Rule 433
Issuer Free Writing Prospectus
dated October 17, 2017
Registration No. 333-206514
Supplementing the Preliminary
Prospectus Supplement dated October 17, 2017
and Prospectus dated January 10, 2017

HOSPITALITY PROPERTIES TRUST

This information supplements the information contained in the preliminary prospectus supplement dated October 17, 2017 to the prospectus dated January 10, 2017.

PRICING TERM SHEET

Issuer:	Hospitality Properties Trust

Security:	3.950% Senior Notes due 2028 (the “Notes”)

Ranking:	Senior Unsecured

Format:	SEC Registered

Expected Ratings:	Baa2 / BBB- (Moody’s / S&P) A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

Trade Date:	October 17, 2017

Settlement Date:	October 26, 2017 (T+7)

Principal Amount:	$400,000,000

Interest Payment Dates:	January 15 and July 15, commencing July 15, 2018

Maturity Date:	January 15, 2028

Benchmark Treasury:	2.250% U.S. Treasury due August 15, 2027

Benchmark Treasury Price and Yield:	99-17+ / 2.302%

Spread to Benchmark Treasury:	+ 190 basis points

Yield to Maturity:	4.202%

Coupon (Interest Rate):	3.950% per annum

Price to Public:	97.911% of principal amount of the Notes, plus accrued interest, if any, from October 26, 2017

Redemption Provision:

Make-whole call at any time based on U.S. Treasury plus 30 basis points. If the notes are redeemed on or after July 15, 2027 (six months prior to the stated maturity of the Notes), the make-whole amount will be zero.

CUSIP / ISIN:	44106M AX0 / US44106MAX02

Joint Book-Running Managers:	UBS Securities LLC BBVA Securities Inc. Citigroup Global Markets Inc. Mizuho Securities USA LLC RBC Capital Markets, LLC

Joint Lead Managers:	Merrill Lynch, Pierce, Fenner & Smith Incorporated Morgan Stanley & Co. LLC PNC Capital Markets LLC Regions Securities LLC U.S. Bancorp Investments, Inc. Wells Fargo Securities, LLC

Co-Managers:	BMO Capital Markets Corp. FTN Financial Securities Corp Samuel A. Ramirez & Company, Inc. SMBC Nikko Securities America, Inc.

Associated Investment Services, Inc. (AIS), a Financial Industry Regulatory Authority, Inc. member and a subsidiary of Associated Banc-Corp, is being paid a referral fee by Samuel A. Ramirez & Company, Inc.

The issuer has filed a registration statement (including a prospectus dated January 10, 2017 and a preliminary prospectus supplement dated October 17, 2017) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the related preliminary prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and preliminary prospectus supplement if you request it by calling UBS Securities LLC toll-free at (888) 827-7275, BBVA Securities Inc. toll-free at (800) 422-8692, Citigroup Global Markets Inc. toll-free at (800) 831-9146, Mizuho Securities USA LLC toll-free at (866) 271-7403 or RBC Capital Markets, LLC toll-free at (866) 375-6829.